UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31323 /October 31, 2014

_____

In the Matter of	:
	:
Managed Portfolio Series	:
U.S. Bancorp Fund Services, LLC	:
Tortoise Capital Advisors, L.L.C.	:
	:
615 East Michigan Street	:
Milwaukee, WI 53202	:
	:
(812-14250)	:

_____:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 ("ACT")
GRANTING EXEMPTIONS FROM SECTIONS 9(a), 13(a), 15(a), AND 15(b) OF THE ACT
AND RULES 6e-2(b)(15) AND 6e-3(T)(b)(15) THEREUNDER

Managed Portfolio Series (the "Trust"), U.S. Bancorp Fund Services, LLC ("USBFS"), and Tortoise Capital Advisors, L.L.C. (collectively, the "Applicants") filed an application on December 13, 2013, and amended applications on July 23, 2014 and September 11, 2014, for an order of the Commission under section 6(c) of the Act granting exemptions from the provisions of sections 9(a), 13(a), 15(a), and 15(b) of the Act and rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder to permit an existing series of the Trust, Tortoise VIP MLP & Pipeline Portfolio ("Existing Variable Fund"), or any "Future Variable Fund," as defined below (the Existing Variable Fund or any Future Variable Fund is referred to herein as a "Variable Fund"), to be sold to and held by: (i) separate accounts registered as investment companies or separate accounts that are not registered as investment companies under the Act pursuant to exemptions from registration under section 3(c) of the Act that fund variable annuity contracts ("VA Accounts") and variable life insurance contracts ("VLI Accounts") (VA Accounts and VLI Accounts together "Separate Accounts") issued by both affiliated life insurance companies and unaffiliated life insurance companies; (ii) trustees of qualified group pension or group retirement plans outside the Separate Account context; (iii) investment adviser(s) or affiliated person(s) of the investment adviser(s) to a Variable Fund for the purpose of providing seed capital to a series of a Variable Fund; and (iv) general accounts of insurance company depositors of VA Accounts and/or VLI Accounts. As used herein, a "Future Variable Fund" is any investment company (or investment portfolio or series thereof), other than the Existing Variable Fund, designed to be sold to VA Accounts or VLI Accounts and for which USBFS or any of its affiliates serves in the future as investment adviser, subadviser, manager, administrator, principal underwriter, or sponsor.

On October 15, 2014, a notice of the filing of the application was issued (Investment Company Act Release No. 31268A). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the granting of the exemptions is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, pursuant to section 6(c) of the Act, that the requested exemptions from the provisions of sections 9(a), 13(a), 15(a) and 15(b) of the Act , and rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, for Managed Portfolio Series, et al. (812-14250) be, and hereby are, granted, effective immediately.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary